As filed with the Securities and Exchange Commission on March 1, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

(Post Effective Amendment #1)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COLE NATIONAL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	34-1453189
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer identification No.)

5915 Landerbrook Drive, Mayfield Heights, Ohio 44124
(Address of Principal Executive Offices, Including Zip Code)

COLE NATIONAL CORPORATION
1999 EMPLOYEE STOCK PURCHASE PLAN
(AMENDED AND RESTATED JUNE 14, 2001)

COLE NATIONAL CORPORATION
1999 BROAD BASED EMPLOYEE STOCK PLAN
(AMENDED AND RESTATED FEBRUARY 28, 2001)

(Full Titles of the Plans)

Leslie D. Dunn, Senior Vice President,
Business Development, General Counsel and Secretary
5915 Landerbrook Drive
Mayfield Heights, Ohio 44124
(Name and Address of Agent For Service)

(440) 449-4100
(Telephone Number, Including Area Code, of Agent For Service)

EXPLANATORY NOTE

This post-effective amendment no. 1 incorporates by reference the Form S-8 registration statement (File No. 333-82480) filed by Cole National on February 11, 2002 (the “Original Filing”). Any items in the Original Filing not expressly changed hereby shall be as set forth in the Original Filing. The purpose of this post-effective amendment no. 1 is to provide disclosure in response to Item 5, Interests of Named Experts and Counsel, which was inadvertently omitted from the Original Filing.

Exhibit Index Appears on Page 5

TABLE OF CONTENTS

PART II
    Item 5. Interests of Named Experts and Counsel
    Item 8. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-23.1 Consent of Independent Public Accountants

PART II

Item 5. Interests of Named Experts and Counsel

The validity of Cole National's common stock, par value $.001 per share (the "Common Stock") offered pursuant to the Original Filing was passed upon by Leslie D. Dunn, Senior Vice President — Business Development, General Counsel and Secretary of Cole National. Ms. Dunn owns shares of Common Stock and has options to purchase additional shares of Common Stock. In addition, Ms. Dunn is eligible to participate in the Employee Stock Purchase Plan.

Item 8. Exhibits

4.1   Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1(i) of Cole National's Annual Report on Form 10-K for the period ended February 3, 1996 (File No. 1-12814).

4.2   Certificate of Amendment of the Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1(ii) of Cole National's Annual Report on Form 10-K for the year ended January 31, 1998 (File No. 1-12814).

4.3   Amended and Restated By-Laws, incorporated herein by reference to Exhibit 3.2(ii) of Cole National's Annual Report on Form 10-K for the year ended February 3, 1996 (File No. 1-12814).

4.4   Rights Agreement and Form of Right Certificate, incorporated by reference to Cole National's Form 8-A filed with the Commission on November 24, 1999 (File No. 1-12814).

4.5   Cole National Corporation 1999 Employee Stock Purchase Plan (Amended and Restated Effective June 14, 2001), incorporated by reference to Exhibit C of Cole National's Definitive Proxy Statement dated May 10, 2001.

4.6*   Cole National Corporation 1999 Broad-based Employee Stock Plan (Amended and Restated Effective February 28, 2001).

4.7*   Form of Restricted Stock Unit Award Agreement issuable pursuant to the 1999 Broad-based Employee Stock Plan (Amended and Restated Effective February 28, 2001).

5.1*   Opinion and Consent of Leslie D. Dunn, General Counsel of Cole National Corporation.

23.1** Consent of Arthur Andersen LLP.

23.2*   Consent of Leslie D. Dunn (included in Exhibit 5.1).

24.1   Power of Attorney (1999 Broad-based Employee Stock Plan (Amended and Restated Effective February 28, 2001)), incorporated by reference to Exhibit 24.1 of Cole National's Registration Statement on Form S-8 filed January 18, 2001.

24.2   Power of Attorney (1999 Employee Stock Purchase Plan (Amended and Restated Effective June 14, 2001)), incorporated by reference to Exhibit 24.1 of Cole National's Registration Statement on Form S-8 filed July 2, 1999.

_____

*Previously filed.
**Filed herewith.

Page 2 of 5 Pages

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Cole National certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mayfield Heights, State of Ohio, on March 1, 2002.

COLE NATIONAL CORPORATION

By: /s/ Thomas T.S. Kaung

Thomas T.S. Kaung, Executive Vice President
and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
* Jeffrey A. Cole	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2002
* Larry Pollock	President, Chief Operating Officer and Director	March 1, 2002
/s/ Thomas T.S. Kaung Thomas T.S. Kaung	Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2002
/s/ Tracy L. Burmeister Tracy L. Burmeister	Vice President, Accounting and Reporting (Principal Accounting Officer)	March 1, 2002
* Timothy F. Finley	Director	March 1, 2002
* Irwin N. Gold	Director	March 1, 2002
Melchert Frans Groot	Director	
* Peter V. Handal	Director	March 1, 2002
* Charles A. Ratner	Director	March 1, 2002
* Walter J. Salmon	Director	March 1, 2002

Page 3 of 5 Pages

* Leslie D. Dunn, the undersigned attorney-in-fact, by signing her name hereto, does hereby sign and execute this Registration Statement on behalf of the above indicated registrant and the officers and directors thereof (constituting a majority of the directors) pursuant to powers of attorney filed with the Securities and Exchange Commission.

March 1, 2002   By: /s/ Leslie D. Dunn

                                                                             Leslie D. Dunn

Exhibit Number	Exhibit Description
4.1	Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1(i) of Cole National's Annual Report on Form 10-K for the period ended February 3, 1996 (File No. 1-12814)
4.2	Certificate of Amendment of the Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1(ii) of Cole National's Annual Report on Form 10-K for the year ended January 31, 1998 (File No. 1-12814)
4.3	Amended and Restated By-Laws, incorporated herein by reference to Exhibit 3.2(ii) of Cole National's Annual Report on Form 10-K for the year ended February 3, 1996 (File No. 1-12814)
4.4	Rights Agreement and Form of Right Certificate, incorporated by reference to Cole National's Form 8-A filed with the Commission on November 24, 1999 (File No. 1-12814)
4.5	Cole National Corporation 1999 Employee Stock Purchase Plan (Amended and Restated Effective June 14, 2001), incorporated by reference to Exhibit C of Cole National's Definitive Proxy Statement dated May 10, 2001.
4.6*	Cole National Corporation 1999 Broad-based Employee Stock Plan (Amended and Restated Effective February 28, 2001)
4.7*	Form of Restricted Stock Unit Award Agreement issuable pursuant to the 1999 Broad-based Employee Stock Plan (Amended and Restated Effective February 28, 2001)
5.1*	Opinion and Consent of Leslie D. Dunn, General Counsel of Cole National Corporation.
23.1**	Consent of Arthur Andersen LLP.
23.2*	Consent of Leslie D. Dunn (included in Exhibit 5.1)
24.1	Power of Attorney (1999 Broad-based Employee Stock Plan (Amended and Restated Effective February 28, 2001)), incorporated by reference to Exhibit 24.1 of Cole National's Registration Statement on Form S-8 filed January 18, 2001.
24.2	Power of Attorney (1999 Employee Stock Purchase Plan (Amended and Restated Effective June 14, 2001)), incorporated by reference to Exhibit 24.1 of Cole National's Registration Statement on Form S-8 filed July 2, 1999.

_____

* Previously filed.

** Filed herewith.